

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

John V. Winfield
Chief Executive Officer
Santa Fe Financial Corporation
12121 Wilshire Boulevard, Suite 610
Los Angeles, CA 90025

> **Re: Santa Fe Financial Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on November 24, 2020**
> **File No. 000-06877**

Dear Mr. Winfield:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed on November 24, 2020

General

1. Please provide the disclosure required by Item 14 of Schedule 14A. Refer to Item 14(a) of Schedule 14A.

2. We note that you intend to distribute 505,437 shares of Portsmouth Square, Inc. to your common stock holders. Please tell us whether this distribution will be registered under the Securities Act of 1933 or provide an analysis for the exemption you intend to rely on.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction